FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of December, 2022

Commission File Number: 001-12518

Banco Santander, S.A.

(Exact name of registrant as specified in its charter)

Ciudad Grupo Santander

28660 Boadilla del Monte (Madrid) Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Banco Santander, S.A.

TABLE OF CONTENTS

Item

1	Report of Other Relevant Information dated December 10, 2022

Item 1

Banco Santander proposes Glenn Hutchins
as new independent board director

•	The American entrepreneur and investor, who co-founded Silver Lake, brings a deep understanding of the technology and financial sectors.

•	Mr Hutchins, whose appointment is subject to the customary approvals, will replace R Martín Chávez, who left Santander's board last July.

Madrid, 10 December 2022 – PRESS RELEASE

The board of Banco Santander has announced the nomination of Glenn Hutchins as a new independent director, at the proposal of the Nominations Committee. His appointment will take effect once the customary approvals are obtained. As well as being a member of the board, Mr Hutchins is to join the Appointments Committee, the Remuneration Committee and the Innovation and Technology committee.

Mr Hutchins co-founded Silver Lake, one of the most prestigious and influential global private equity firms, focused exclusively on technology investments across the United States, Europe and Asia. He is also Chairman of North Island and North Island Ventures, an investment firm specializing in early stage crypto-related companies.

Having been a board member of the Federal Reserve Bank of New York (FRBNY) for over nine years, a position he held until January 2021, Mr Hutchins has extensive experience in finance. He is currently a director of AT&T and has previously served on the boards of Virtu Financial and Nasdaq, among other companies. Additionally, he served on the board of the Harvard Management Company, which manages Harvard University’s endowment, for a decade. He currently serves as Chair of the global charity CARE, Co-Chair of the Brookings Institution, and Vice Chair of the Obama Foundation. He was also an economic policy and health care adviser in President Clinton’s transition and White House.

Mr Hutchins replaces R Martin Chavez, who stepped down as the group's outside director last July.

Ana Botín, Chair of Banco Santander, said: “We are very pleased to have Glenn Hutchins join our board of directors. Glenn has had a remarkable career and brings a deep understanding of the technology and finance sectors and how the two are increasingly interrelated. He has a global vision of the challenges and opportunities ahead and will help us drive our transformation."

In addition, Sergio Rial has indicated his intention to step down from the Banco Santander Board of Directors from 1 January. His position will be covered by Héctor Grisi. Mr Rial will remain in his role as Chair of both Santander Brazil and Ebury.

Ana Botín said: “I would like to thank Sergio for the outstanding contribution he has made to the board in recent years. I am delighted that he will continue to support the group in his roles at Santander Brazil and Ebury.”

With these changes, Santander's board will comprise of 15 members, two thirds of whom are independent, and 40% are women.

Corporate Communications

Ciudad Grupo Santander, edificio Arrecife, planta 2

28660 Boadilla del Monte (Madrid). Tel. +34 91 2895211

comunicacion@gruposantander.com

www.santander.com - Twitter: @bancosantander

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander, S.A.

Date:	December 10, 2022	By:	/s/ Pedro de Mingo Kaminouchi
			Name:	Pedro de Mingo Kaminouchi
			Title:	Head of Regulatory Compliance